FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM Showcases New BlackBerry 7.1 OS at CES 2012	3

Document 1

January 9, 2012

FOR IMMEDIATE RELEASE

RIM Showcases New BlackBerry 7.1 OS at CES 2012

New BBM, BlackBerry Traffic and BlackBerry Travel Updates Also Released

Las Vegas (CES 2012) – A wide range of software improvements await BlackBerry® 7 smartphone customers at the BlackBerry® booth (South Hall 3 Booth # 30326) at this year’s Consumer Electronics Show (CES 2012). Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) is showcasing the new BlackBerry® 7.1 OS as well as updates to the BBM™ (BlackBerry® Messenger), BlackBerry® Traffic™ and BlackBerry® Travel™ apps. The new OS and app updates make seizing and sharing the moment even easier.

BlackBerry 7.1 will begin rolling out from carriers around the world beginning today and over the coming weeks1. The new releases of BBM, BlackBerry Traffic and BlackBerry Travel will be available on BlackBerry® App World™ beginning today.

 “BlackBerry 7 delivered a next-generation platform for our customers around the world and the range of software updates announced today build upon the strengths of that platform to further enhance the mobile experience and make life easier, from managing daily tasks to planning big adventures,” said Mike Lazaridis, President and Co-CEO at Research In Motion.

Life Is Better Shared

The BlackBerry 7.1 OS incorporates a new feature called BlackBerry® Tag that can change the way BlackBerry users share information and content. By simply tapping their NFC enabled BlackBerry® smartphone against another NFC enabled BlackBerry smartphone, users can make sharing easier than ever. They can instantly invite a friend to BBM, exchange contact information, documents, URLs, photos and other multimedia content, and they can also pair their BlackBerry smartphone with an NFC enabled Bluetooth® device.

Support for BlackBerry Tag is just one of a number of enhancements in the updated BBM app (version 6.1) being released today. Additional features allow users to personalize their experience even more with support for animated avatars (animated GIFs)2, a dozen new and fun emoticons to spice up conversations, and the ability to customize chat bubbles with different colors. In addition, the new BBM app allows users to add customized personal messages of up to 160 characters in their online Profile, more than double the length supported in previous versions. Users can also now set the picture for their BBM avatar directly from the camera app – simply snap a picture and select “Set as BBM Display Picture” from the menu.

Make Things Happen

With BlackBerry 7.1, users can be productive from virtually anywhere. They can now turn their BlackBerry smartphone into a mobile hotspot that can be shared by up to 5 Wi-Fi® -enabled devices, including laptops and tablets3. The 7.1 update also supports carrier implemented Wi-Fi calling services (UMA/GAN where available), allowing users to make Wi-Fi calls from their BlackBerry smartphone that don’t eat into their airtime minutes.

Getting to any location is now so much easier with the new BlackBerry Traffic (version 3.0), a free app from RIM that is being released today. BlackBerry Traffic determines a user’s estimated time of arrival (ETA) based on current traffic conditions, and now includes hands-free turn-by-turn voice guidance.

Planning, booking, managing, and sharing travel activities are also easier than ever thanks to the updated BlackBerry Travel app that is being released today. The new version adds support for contextual deals, such as offers for hotels and car rentals, or for arranging limo services to and from the airport. BlackBerry Travel can automatically keep track of a user’s bookings and schedule and quickly notify them if their flight is delayed or cancelled, and can then help them find a new flight right away. The automatic trip scanning feature pulls the travel details into the app, allowing the user to see all their travel updates in one place.

Seize the Moment

Sometimes it’s nice when someone (or something) does the thinking for you. The Universal Search capability has again been enhanced to help users find what they are looking for. It now includes an auto-suggest feature that intelligently filters Bing® search results to offer users a variety of relevant Web sites based on their search terms.

Love a good deal? Now finding and taking advantage of them is so much easier thanks to BlackBerry® Maps – an essential app that comes preinstalled on BlackBerry smartphones and has been enhanced in the BlackBerry 7.1 OS update. When users launch the new BlackBerry Maps application they can discover special offers, coupons, and discounts from nearby vendors. Users can immediately act on the deals presented to them by clicking to call the vendor or clicking to get the best route to the location where the deal is offered4.

Customers with a BlackBerry Curve 9360 or 9380 smartphone will find a nice surprise with the BlackBerry 7.1 OS update in the form of an FM radio. The FM radio circuitry is already built in to the Curve 9360 and 9380 models and BlackBerry 7.1 provides users with a new app that allows them to tune in and enjoy local FM radio stations. Listening to the FM radio does not require a data plan or use data services.

For more information about the BlackBerry 7.1 OS update, visit www.blackberry.com/bb7. For more information and to download the new versions of BBM, BlackBerry Traffic and BlackBerry Travel visit BlackBerry App World at www.blackberry.com/appworld.

1. The BlackBerry 7.1 OS update is subject to carrier certification. Please check for availability with your service provider.
2. The animated avatar feature is supported on BlackBerry smartphones running OS 5.0 and higher.
3. Mobile hotspot feature requires BlackBerry 7.1 and may require an additional data plan. Please check with your service provider.
4. Please check with your service provider for availability of this feature.

About Research In Motion (RIM)

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
646-746-5606

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	January 9, 2012	By:	\s\ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer